Exhibit 99.1

ITAÚ UNIBANCO HOLDING S.A. CNPJ 60.872.504/0001-23 A Publicly-Held Company NIRE 35300010230 SUMMARIZED MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS JANUARY 28, 2021 DATE AND TIME: On January 28, 2021, at noon. CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen. QUORUM: The totality of the members, with the attendance of the Board members as permitted by item 6.7.1. of the Bylaws. RESOLUTIONS UNANIMOUSLY TAKEN: 1 Elected (i) as Executive Officers ALEXANDRE GROSSMANN ZANCANI, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 27.561.321-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 288.246.148-84, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; ANDRÉ LUÍS TEIXEIRA RODRIGUES, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 35.318.961-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 799.914.406-15, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, 8º andar, Parque Jabaquara, CEP 04344-902; CARLOS FERNANDO ROSSI CONSTANTINI, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 23.943.904-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 166.945.868-76, domiciled in São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3500, 2° andar, Itaim Bibi, CEP 04538-132; FLAVIO AUGUSTO AGUIAR DE SOUZA, Brazilian, married, administrator, bearer of the Identity Card (RG-SSP/SP) No.56.891.471-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 747.438.136-20, domiciled in São Paulo (SP), at Avenida Brigadeiro Faria Lima, 3500, 2º andar, Itaim Bibi, CEP 04538-132; RICARDO RIBEIRO MANDACARU GUERRA, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 7.982.129, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 176.040.328-85, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha 100, Torre Walther Moreira Salles, 12° andar, Parque Jabaquara, CEP 04344-902 and SERGIO GUILLINET FAJERMAN, Brazilian, married, economist, bearer of the Identity Card (RG-SSP/RJ) No. 04.137.542-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 018.518.957-10, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Eudoro Villela, 3º andar, Parque Jabaquara, CEP 04344-902; and (ii) as Officers JOSÉ GERALDO FRANCO ORTIZ JÚNIOR, Brazilian, married, lawyer, bearer of the Identity Card (RG-SSP/SP) No. 32.903.067-X, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 290.270.568-97, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 1º andar, Parque Jabaquara, CEP 04344-902 and MATIAS GRANATA, Argentinean, married, economist, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G,

Page 2 and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 228.724.568-56, domiciled in São Paulo (SP), at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Térreo, Parque Jabaquara, CEP 04344-902, all of them for the term of office which will be effective until the members elected at the Annual General Stockholders’ Meeting of 2021 take office. 1.1 Recorded that the elected Officers: (i) have submitted documents that support the meeting of prior eligibility conditions provided for in Articles 146 and 147 of Law 6,404/76 and in the regulation in force, particularly Resolution No. 4122/12 of the National Monetary Council (“CMN”) and Article 3, of Instruction No. 367/02 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, being all documents filed at the Company’s head office; and (ii) shall be vested in their positions following approval of their election by the Central Bank of Brazil (“BACEN”). 2 Recorded that CANDIDO BOTELHO BRACHER will step down from the position of Chief Executive Office as of February 2, 2021 and will be replaced on the same date by Managing Vice President MILTON MALUHY FILHO. 3 Recorded also the resignations of: (i) Officer SERGIO MYCHKIS GOLDSTEIN as of December 30, 2020; (ii) Senior Vice President (“Diretor Geral”) MÁRCIO DE ANDRADE SCHETTINI and Vice President CLAUDIA POLITANSKI as of January 4, 2021; and (iii) Senior Vice President (“Diretor Geral”) CAIO IBRAHIM DAVID as of January 29, 2021. 4 Recorded the resignation of FERNANDO BARÇANTE TOSTES MALTA, which will come into effect after Matias Granata takes office. 5 As a result of the aforementioned resolutions, the following regulatory responsibilities were recorded: 5.1. As of January 29, 2021: (i) Adjusting the Products, Services and Operations to the Client’s profile – CVM Instruction No. 539/13 and (ii) Operations carried out with Securities in Regulated Markets – CVM Instruction No. 505/11 will be taken over by Carlos Fernando Rossi Constantini from Caio Ibrahim David, and until the former takes office André Sapoznik will be temporarily in charge of these responsibilities. 5.2. As of January 29, 2021: (i) Rural Credit Department – CMN Resolution No. 3556/08 and (ii) Investment Portfolio - CMN Resolution No. 2212/95 will be taken over by Flavio Augusto Aguiar de Souza from Caio Ibrahim David, and until the former takes office André Sapoznik will be temporarily in charge of these responsibilities. 5.3. As of January 29, 2021: (i) Repurchase Agreements - CMN Resolution No. 3339/06; (ii) Loan and Securities Exchange Operations - CMN Resolution No. 3197/04; (iii) Swap Operations - CMN Resolution No. 3505/07; and (iv) Foreign Currency Market-related Operations - CMN Resolution No. 3568/08 will be taken over by André Sapoznik from Caio Ibrahim David. 5.4. Since January 4, 2021: (i) Commercial Portfolio - CMN Resolution No. 2212/95; (ii) Loan, Financing and Investment Portfolio - CMN Resolution No. 2212/95; and (iii) Deposit Accounts -

Page 3 CMN Resolution No. 4753/19, were temporarily taken over by André Sapoznik from Márcio de Andrade Schettini, and the former will remain in charge of these responsibilities until André Luís Teixeira Rodrigues takes office. 5.5. Since January 4, 2021: (i) Lease Portfolio - CMN Resolution No. 2212/95; (ii) Mortgage Portfolio - CMN Resolution No. 2212/95 and (iii) Registration of Guarantees on Vehicles and Properties CMN Resolution No. 4088/12, were temporarily taken over by André Sapoznik from Márcio de Andrade Schettini, and the former will remain in charge of these responsibilities until Alexandre Grossmann Zancani takes office. 5.6. As of February 2, 2021: Risk Management (CRO) - CMN Resolution No. 4557/17 will be temporarily taken over by Fernado Barçante Tostes Malta from Milton Maluhy Filho. 5.7. In view of the resignation of Fernando Barçante Tostes Malta: (i) Risk Management (CRO) - CMN Resolution No. 4557/17; (ii) Anti- Money Laundering (AML) Law No. 9613/98 and specific legislation and (iii) Internal Controls and Procedures for Securities Traded in Regulated Markets – CVM Instruction No. 505/11 will be taken over by Matias Granata from Fernando Barçante Tostes Malta, and the latter will remain in charge of these responsibilities until Matias Granata takes office. 6 Finally it recorded that the other positions in the Executive Board and assignment of responsibilities remained unchanged. CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes, which, after being read and approved by all, were signed. São Paulo (SP), January 28, 2021. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino – Vice Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Fábio Colletti Barbosa, Frederico Trajano Inácio Rodrigues, Gustavo Jorge Laboissière Loyola, João Moreira Salles, José Galló, Marco Ambrogio Crespi Bonomi, and Pedro Luiz Bodin de Moraes – Board members. São Paulo (SP), January 28, 2021. RENATO LULIA JACOB Group Head of Investor Relations and Market Intelligence